Exhibit 99.10
CONSENT OF INDEPENDENT ENGINEERS

We refer to our report dated February 21, 2014 and effective December 31, 2013, evaluating the contingent resource attributable to Baytex Energy Corp. (the "Company") and its affiliates in northeast Alberta, which is entitled "Evaluation of Contingent Resources (based on forecast prices and costs) of Baytex Energy Corp. (As of December 31, 2013)" (the "Report").

We hereby consent to the references to our name in the Company's Annual Report on Form 40-F to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and to the incorporation by reference in Registration Statements No(s). 333-163289 and 333-171568 on Form S-8, No. 333-171866 on Form F-3 and No 333-191762 on Form F‑10 of the Company and Registration Statement No. 333-191764 on Form F-3 of Baytex Energy USA Ltd. and to the use of the Report.

We also confirm that we have read the Company's Annual Information Form for the year ended December 31, 2013 dated March 25, 2014, and that we have no reason to believe that there are any misrepresentations in the information contained therein that was derived from the Report or that is within our knowledge as a result of the services we performed in connection with such Report.

McDANIEL & ASSOCIATES CONSULTANTS LTD.

(signed) "P.A. Welch"
P.A. Welch, P. Eng.
President & Managing Director

Calgary, Alberta, Canada
March 25, 2014